FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 31, 2018

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Markets N.V.
Interim Results 2018

NatWest Markets N.V.
Interim results for the half year ended 30 June 2018

Profit attributable to controlling interests was €34 million compared with a loss of €158 million in H1 2017. This increase was due to total income of €113 million compared with total loss of €134 million H1 2017. Operating expenses were stable at €32 million.

Net interest income was a loss of €1 million compared with a net income of nil in H1 2017, reflecting lower interest receivable due to the overall run-down of banking book assets. This was offset by lower interest payable, mainly due to a reduction in subordinated liabilities.

Non-interest income increased by €248 million to €114 million compared with loss of €134 million in H1 2017. Income from trading activities was €70 million (H1 2017 - €22 million loss), primarily in relation to mark-to-market movements on derivatives and the run-down of trading book liabilities and also included €46 million received in respect of a distribution to successful plaintiffs in the Madoff related class action. H1 2017 included foreign exchange losses of €173 million, reported in income following the repatriation of the proceeds from the disposal of foreign operations. H1 2017 represents the cumulative exchange movement recorded in equity during the lifetime of those foreign operations that were the subject of a net investment hedge. Other operating income was stable at €63 million, compared with €60 million in H1 2017.

Operating expenses remained stable at €32 million in H1 2018. Administrative expenses were €26 million, compared with an expense of €28 million in H1 2017. Premises and equipment costs increased by €3 million to €4 million, compared with an expense of €1 million in H1 2017. Staff costs remained stable at €2 million (H1 2017 - €3 million) in H1 2018.

Impairment losses were €6 million compared with a release of €2 million in H1 2017.

Tax charge for H1 2018 was €41 million compared with a tax credit of €6 million in H1 2017.

Balance sheet

●
Total assets were €5.6 billion at 30 June 2018, a decrease of €0.5 billion, or 8%, compared with €6.1 billion at 31 December 2017, mainly driven by a decrease in loans and advances to banks and derivative assets.

●	Loans and advances to banks decreased by €0.2 billion, or 8%, to €2.8 billion at 30 June 2018, with the majority of the balance, €2.4 billion, being with fellow subsidiaries.
●	Loans and advances to customers were €83 million, compared with €93 million, reflecting continued repayments and business run-down.
●	Subordinated liabilities decreased by €0.2 billion, or 20%, to €0.8 billion primarily due to maturities in the period.
●
Derivative assets decreased by €0.1 billion, or 14%, to €0.7 billion, and derivative liabilities decreased by €0.1 billion, or 17%, to €0.5 billion. €0.4 billion of the assets and €0.3 billion of the liabilities are balances with fellow subsidiaries.

●
Total equity increased by 2%, to €2.9 billion, reflecting the attributable profit for the period, which was partly offset by the
€29 million charge in relating to the implementation of IFRS 9 on 1 January 2018, which included €32 million in relation to interests in associates (refer to Note 2).

Alawwal
Alawwal announced in 2017 that it was entering into merger discussions with SABB and in May 2018 announced a merger ratio applicable to Alawwal shareholders.  Discussions continue over the details of the proposed combination and further announcements are expected in due course. In the meantime NatWest Markets N.V. continues to consider Alawwal to be an associate. There were no material cash flows between the company and Alawwal during H1 2018 or H1 2017.

Name change
In H1 2018 the Bank was renamed NatWest Markets N.V. (formerly The Royal Bank of Scotland N.V.).

Financial review

Outlook(1)
The Group continues to implement its plan to be operationally ready to serve our European Economic Area (EEA) customers ahead of 29 March 2019, the date the UK is due to leave the European Union, in the event that there is a loss of access to the EU Single Market. In relation to this plan the Group is currently going through a declaration of no objection process with the regulator the DNB. The Group is expected to become a subsidiary of NatWest Markets Plc (NWM Plc), subject to regulatory approvals. The Group is currently an indirect subsidiary of RBSG plc. In parallel, work continues to decrease the Group's legacy assets and liabilities further.

The table below provides the current profile of NatWest Markets N.V.

30 June 2018
CET1%	30.0%
Total tier 1%	30.0%
Total capital %	31.3%
RWA	€9.2bn
- of which Alawwal	€6.6bn
Funded assets (2)	€2.5bn

As part of the plan to ensure the RBS Group can continue to serve EEA customers after Brexit, the intention is to transfer the in-scope EEA component of business from UK entities to NatWest Markets N.V.

The activities planned to transfer primarily relate to Markets and Corporate Lending portfolios for EEA customers currently served from NatWest Markets Plc and the ring-fenced bank. These plans and the actions to be taken to achieve it, remain subject to, amongst other factors, additional regulatory, Board and other approvals. All such actions and their respective timings may be subject to change, or additional actions may be required, including as a result of external and internal factors including further regulatory, corporate or other developments.

Based on planning, the Group anticipates the profile of NatWest Markets N.V. to change during 2019 to reflect the transfer of business activities into the entity and continued wind-down of existing legacy positions (incl. Alawwal).

NatWest Markets N.V is planned to be a well-capitalised entity with strong levels of loss absorbency and support from its parent, including down-streamed internal MREL and intra-group funding from NatWest Markets Plc.

NatWest Markets N.V. plans to manage towards similar profiles for capital and balance sheet metrics as are being targeted for the NatWest Markets Plc Group.

The table below provides the expected profile of NatWest Markets N.V. in 2020

NatWest Markets N.V.
CET1	>14%
Total capital	>28%
RWA	~€9bn
Funded assets (2)	~€16bn

Notes:

(1)
The targets and expectations discussed in this section represent management's current expectations and are subject to change, including as a result of the "Risk Factors" described on pages 17 and 18 of this document and on pages 112 to 127 of the Group's 2017 Annual Report and Accounts, and the "Risk Factors" described on pages 31 and 32 of the NatWest Markets Interim Results 2018 and on pages 189 to 222 of the NatWest Markets Plc 2017 Annual Report and Accounts (formerly Royal Bank of Scotland plc). By their nature, these targets and expectations rely on certain planning assumptions and involve known and unknown risks, uncertainties and other factors as they relate to events and depend on circumstances that may or may not occur in the future. In addition, there are regulatory, legal, operational and commercial risks (including but not limited to funding, liquidity and credit ratings) inherent in the proposed transfers and the anticipated business model for NatWest Markets N.V., such that the targets and expectations presented herein may be subject to change and/or may not materialise.

(2)	Funded assets are total assets less derivative mark to market and intragroup assets.

Financial review

Capital
Capital ratios and risk-weighted assets (RWAs) on the CRR transitional basis are set out below.

	30 June	31 December
	2018	2017
Capital ratios	%	%
CET1	30.0	24.9
Tier 1	30.0	24.9
Total	31.3	25.9

Risk-weighted assets	€m	€m

Credit risk	8,397	10,052
Market risk	345	418
Operational risk	478	674

Total RWAs	9,220	11,144

of which Alawwal	6,573	7,445

The CET1 ratio increased by 510 basis points in H1 2018 primarily due to the decrease in RWAs (€1.9 billion) which mainly reflected continued balance sheet reduction, the settlement of business sale and a large reduction in exposures from investments in associates.

Condensed consolidated income statement for the half year ended 30 June 2018 (unaudited)

	Half year ended
	30 June	30 June
	2018	2017
	€m	€m

Interest receivable	9	16
Interest payable	(10)	(16)

Net interest income	(1)	-

Fees and commissions receivable	2	2
Fees and commissions payable	(2)	(1)
Income from trading activities	70	(22)
Foreign exchange gains and losses related to net investment
hedges reclassified to income following disposals of foreign operations (1)	(19)	(173)
Other operating income	63	60

Non-interest income	114	(134)

Total income	113	(134)
Operating expenses	(32)	(32)

Profit/(loss) before impairment losses	81	(166)
Impairment (losses)/releases	(6)	2

Operating profit/(loss) before tax	75	(164)
Tax (charge)/credit	(41)	6

Profit/(loss) for the period attributable to controlling interests	34	(158)

Note:
(1)      Reclassified foreign exchange gains and losses are recognised on the repatriation of the proceeds of disposals. Such income includes gains and losses in respect of disposals in prior periods.

Condensed consolidated statement of comprehensive income for the half year ended 30 June 2018 (unaudited)

	Half year ended
	30 June	30 June
	2018	2017
	€m	€m

Profit/(loss) for the period	34	(158)

Items that qualify for reclassification
Profit/(loss) on fair value of credit in financial liabilities designated
at fair value through profit or loss due to own credit risk	41	(37)
Fair value through other comprehensive income	(2)	-
Currency translation	19	95
Other comprehensive income after tax	58	58

Total comprehensive income/(loss) for the period attributable to controlling interests	92	(100)

Note:
(1)    Refer to Note 2 for further information on the impact of IFRS 9 on classification and basis of preparation, half year ended 30 June 2018 prepared under IFRS 9 and half year ended 30 June 2017 under IAS 39.

Condensed consolidated balance sheet as at 30 June 2018 (unaudited)

	30 June	31 December
	2018	2017
	€m	€m

Assets
Cash and balances at central banks	86	68
Loans and advances to banks	2,772	2,998
Loans and advances to customers	83	93
Amounts due from the ultimate holding company	129	125
Debt securities and equity shares	424	514
Settlement balances	-	4
Derivatives	657	761
Interests in associates	1,255	1,214
Prepayments, accrued income and other assets	205	299

Total assets	5,611	6,076

Liabilities
Deposits by banks	939	1,132
Customer accounts	62	64
Debt securities in issue	2	27
Settlement balances	-	13
Derivatives	458	549
Provisions, accruals and other liabilities	371	392
Deferred tax	40	22
Subordinated liabilities	792	993

Total liabilities	2,664	3,192
Equity attributable to controlling interests	2,947	2,884

Total liabilities and equity	5,611	6,076

Condensed consolidated statement of changes in equity for the half year ended 30 June 2018 (unaudited)

	Half year ended
	30 June	30 June
	2018	2017
	€m	€m

Share premium account
At beginning and end of period	7,024	7,092

Fair value through other comprehensive income (FVOCI) reserve
At beginning of period	4	-
Unrealised losses	(2)	(1)
Realised gains	-	1

At end of period	2	-

Cash flow hedging reserve
At beginning and end period	-	(1)

Foreign exchange reserve
At beginning of period	(42)	(120)
Losses arising	-	(78)
Foreign exchange gains and losses related to net investment hedges reclassified
to income following disposals of foreign operations	19	173

At end of period	(23)	(25)

Retained earnings
At beginning of period	(4,102)	3,926
Implementation of IFRS 9 on 1 January 2018	(29)	-
Profit/(loss) attributable to controlling interests	34	(158)
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss	41	(37)

At end of period	(4,056)	(4,121)

Total equity at end of period	2,947	2,945

Condensed consolidated cash flow statement for the half year ended 30 June 2018 (unaudited)

	Half year ended
	30 June	30 June
	2018	2017
	€m	€m

Operating activities
Operating profit/(loss) before tax from continuing operations	75	(164)
Adjustments for non-cash items	47	(307)

	122	(471)
Changes in operating assets and liabilities	123	156

Net cash flows from operating activities before tax	245	(315)
Income taxes paid	-	(14)

Net cash flows from operating activities	245	(329)

Net cash flows from investing activities	(2)	465

Net cash flows from financing activities	(179)	(394)

Effects of exchange rate changes on cash and cash equivalents	10	(31)

Net increase/(decrease) in cash and cash equivalents	74	(289)
Cash and cash equivalents at beginning of period	422	1,016

Cash and cash equivalents at end of period	496	727

Notes

1. Basis of preparation
The Group's condensed consolidated interim financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting'. Theyshould be read in conjunction with the 2017 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB, as adopted by the European Union (EU) (together IFRS).

The condensed consolidated interim financial statements are unaudited. In the opinion of management, all relevant disclosures necessary for an understanding of the changes in the consolidated financial position and performance of the Group since the end of the last annual reporting period have been made.

Going concern
The risk factors which could materially affect the Group's future results are described on pages 17 to 18.

Having reviewed the Group's forecasts and projections and considered the interim results of the RBS Group for the half year ended 30 June 2018, approved on 2 August 2018, which were prepared on a going concern basis, together with evidence that the RBS Group will continue to provide sufficient resources to the Group, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the interim financial statements for the half year ended 30 June 2018 have been prepared on a going concern basis.

2. Accounting policies
In July 2014, the IASB published IFRS 9 'Financial instruments' with an effective date of 1 January 2018. For further details see pages 57 and 58 of the Group's 2017 Annual Report and Accounts and the Appendix, which is consistent with the RBS Group February 2018 IFRS 9 Transition report. There has been no restatement of accounts prior to 2018. Adoption of IFRS 9 on 1 January 2018 released a net of €3 million of credit losses in financial assets and reduced the Group's interest in associates by €32 million.

The Group's principal accounting policies are as set out on pages 50 to 55 of the Group's 2017 Annual Report and Accounts. The accounting policies have been updated to reflect the adoption of IFRS 9 on 1 January 2018, as mentioned above. Other than in relation to IFRS 9, the other amendments effective for 2018, which include IFRS 15 'Revenue from contracts with customers', IFRS 2 'Share-based payments' and IAS 40 'Investment Property', have not had a material effect on the Group's 2018 Interim results.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of the Group's financial condition are those relating to provisions for liabilities, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on pages 56 to 57 of the Group's 2017 Annual Report and Accounts. From 1 January 2018, the previous critical accounting policy relating to loan impairment provisions has been superceded on the adoption of IFRS 9 for which details are included in the Appendix, which is consistent with the details included in the RBS Group February 2018 IFRS 9 Transition report.

Notes

3. Impairment provisions
The table below analyses the impairment provisions under IFRS 9/IAS 39.

	30 June	31 December
	2018	2017
	€m	€m

Loans and advances	39	37
Securities	23	22

Total	62	59

The closing provision of €62 million is predominately in stage 3, the impact of the adoption of IFRS 9 on 1 January 2018 was a net release of €3 million in relation to financial assets and the other movement in the impairment provisions related to the charge in the period of €6 million due to changes in risk parameters.

4. Credit protection arrangements
At 30 June 2018, €0.2 billion (31 December 2017 - €0.2 billion) of assets measured at amortised cost were covered by the remaining credit protection agreement between the Group and NWM Plc.

Full details of the Group's credit protection arrangements are included in the 2017 Annual Report and Accounts.

5. Taxation
The actual tax (charge)/credit differs from the expected tax (charge)/credit computed by applying the standard Dutch corporation tax rate of 25% as follows:

	Half year ended
	30 June	30 June
	2018	2017
	€m	€m

Profit/(loss) before tax	65	(164)

Expected tax (charge)/credit	(16)	41
Losses in period where no deferred tax asset recognised	(18)	(14)
Foreign profits taxed at other rates	1	1
Non-taxable items (including recycling of foreign exchange reserve)	9	(28)
Losses brought forward and utilised	-	2
Reduction in carrying value of deferred tax (asset)/liability in respect of associates	(17)	7
Adjustments in respect of prior periods	-	7
Other	-	(10)

Actual tax (charge)/credit	(41)	6

Notes

6. Segmental analysis
Geographical segments
The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

	Netherlands	UK	RoW	Total
30 June 2018	€m	€m	€m	€m
Net interest income	(4)	-	3	(1)
Net fees and commissions	-	-	-	-
Income from trading activities	(15)	84	1	70
Foreign exchange gains and losses related to net investment
hedges reclassified to income following disposals of foreign operations	(19)	-	-	(19)
Other operating income	24	3	36	63
Total income	(14)	87	40	113

Operating (loss)/profit before tax	(29)	66	38	75
Total assets	2,518	547	2,546	5,611
Total liabilities	1,402	507	755	2,664
Net assets attributable to equity owners	1,116	40	1,791	2,947

30 June 2017
Net interest income	(12)	-	12	-
Net fees and commissions	-	2	(1)	1
Income from trading activities	(19)	(19)	16	(22)
Foreign exchange gains and losses related to net investment
hedges reclassified to income following disposals of foreign operations	(173)	-	-	(173)
Other operating income	(12)	-	72	60
Total income	(216)	(17)	99	(134)

Operating (loss)/profit before tax	(240)	(15)	91	(164)

31 December 2017
Total assets	3,049	555	2,472	6,076
Total liabilities	1,797	558	837	3,192
Net assets/(liabilities) attributable to equity owners	1,252	(3)	1,635	2,884

The Managing Board, as chief operating decision maker manages the Group as a single reportable segment.

Notes

7. Financial instruments: classification
The following tables analyse the Group's financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9/IAS 39. Assets and liabilities outside the scope of IFRS 9/IAS 39 are shown within other assets and other liabilities.

				Amortised	Other
		MFVPL (1,2)	FVOCI (3)	cost	assets	Total
Assets		€m	€m	€m	€m	€m

Cash and balances at central banks		-	-	86		86
Loans and advances to banks		-	-	-		-
- amounts due from fellow banks		-	-	2,361		2,361
- other		-	-	411		411
Loans and advances to customers		10	-	73		83
Amounts due from the ultimate holding company		-	-	129		129
Debt securities and equity shares		12	412	-		424
Derivatives		657	-	-		657
Other assets		-	-	-	1,460	1,460

30 June 2018		679	412	3,060	1,460	5,611
					Other	Total
	HFT (1,4)	DFV (5)	AFS (6)	LAR (7)	assets
	€m	€m	€m	€m	€m	€m

Cash and balances at central banks	-	-	-	68		68
- amounts due from fellow banks	-	-	-	2,643		2,643
- other	3	-	-	352		355
Loans and advances to customers	10	-	-	83		93
Amounts due from the ultimate holding company	-	-	-	125		125
Debt securities and equity shares	5	95	414	-		514
Settlement balances	-	-	-	4		4
Derivatives	761	-	-	-		761
Other assets	-	-	-	-	1,513	1,513

31 December 2017	779	95	414	3,275	1,513	6,076

				Amortised	Other
		HFT(1,4)	DFV(5)	cost	liabilities	Total
Liabilities		€m	€m	€m	€m	€m

Deposits by banks		6	-	933		939
Customer accounts		4	-	58		62
Debt securities in issue		-	2	-		2
Derivatives		458				458
Subordinated liabilities		-	544	248		792
Other liabilities		-	-	-	411	411
30 June 2018		468	546	1,239	411	2,664

Deposits by banks		7	-	1,125		1,132
Customer accounts		6	-	58		64
Debt securities in issue		-	27	-		27
Settlement balances		-	-	13		13
Derivatives		549				549
Subordinated liabilities		-	592	401		993
Other liabilities		-	-	-	414	414
31 December 2017		562	619	1,597	414	3,192

Notes:

(1)	Includes derivative assets held for hedging purposes of €4 million (31 December 2017 - €14 million) and derivative liabilities held for hedging purposes of €51 million (31 December 2017 - €3 million).
(2)	Mandatory fair value through profit or loss.
(3)	Fair value through other comprehensive income.
(4)	Held-for-trading.
(5)	Designated as at fair value through profit or loss.
(6)	Available-for-sale.
(7)	Loans and receivables.

With the exception of changes to IFRS 9 from IAS 39 on 1 January 2018, there were no other reclassification in either the half year ended 30 June 2018 or the year ended 31 December 2017.

Credit exposure within the scope of the IFRS 9 expected credit loss framework includes assets held at amortised cost and securities held at FVOCI, other than equity shares which are out of scope of the framework (30 June 2018 - €133 million). At 30 June 2018 credit exposure with RBS Group companies is all in stage 1; approximately 80% of the other exposures under the scope of the IFRS 9 expected credit loss framework as shown in the table above is in stage 1 and 10% is in each of stages 2 and 3.

Notes

7. Financial instruments: carried at fair value - valuation hierarchy
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the 2017 Annual Report and Accounts. Valuation and input methodologies at 30 June 2018 are consistent with those described in Note 9 of the 2017 Annual Report and Accounts.

The following tables show financial instruments carried at fair value on the Group's balance sheet by valuation hierarchy - level 1, 2 and 3.

	30 June 2018				31 December 2017
	Level 1	Level 2	Level 3	Total	Level 2	Level 3	Total
	€bn	€bn	€bn	€bn	€bn	€bn	€bn

Assets
Debt securities and equity shares	0.4	-	-	0.4	0.5	-	0.5
- of which are FVOCI (5)	0.4	-	-	0.4	-	-	-
Derivatives	-	0.6	0.1	0.7	0.8	-	0.8

	0.4	0.6	0.1	1.1	1.3	-	1.3

Proportion	36.4%	54.5%	9.1%	100%	100%	-	100%

Liabilities
Derivatives	-	0.3	0.2	0.5	0.5	0.1	0.6
Subordinated liabilities	-	0.5	-	0.5	0.6	-	0.6

	-	0.8	0.2	1.0	1.1	0.1	1.2

Proportion	-	80.0%	20.0%	100%	91.7%	8.3%	100%

Notes:

(1)
Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares and certain US agency securities.
Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:
       (a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
       (b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.
Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument's valuation, is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input.

(2)
Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. During 2018 debt securities and equity shares of €0.4 billion transferred from Level 2 to Level 1. Transfers between level 2 and level 1 in the period represent improved market liquidity in certain portfolios.

(3)	The Group does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.
(4)
Level 3 instruments were €0.1 billion for assets and €0.2 billion for liabilities (31 December 2017 - nil for assets and €0.1 billion for liabilities).  The increase in assets in 2018 relates to transfers in of €0.1 billion and the increase in liabilities in 2018 relates to transfers in of €0.1 billion (H1 2017 - The decrease in assets primarily related to €0.1 billion sales and a loss on the income statement of €0.1 billion and the decrease in liabilities related to a gain on the income statement of €0.1 billion for liabilities).

(5)
Refer to Note 2 for further information on the impact of IFRS 9 on classification and basis of preparation, half year ended 30 June 2018 prepared under IFRS 9 and year ended 31 December 2017 under IAS 39.

Notes

7. Financial instruments: Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	30 June 2018		31 December 2017
	Carrying value	Fair value	Carrying value	Fair value
	€m	€m	€m	€m

Financial assets
Loans and advances to banks	2,772	2,780	2,995	2,994
Loans and advances to customers	73	56	83	48
Amounts due from the ultimate holding company	129	185	125	192

Financial liabilities
Deposits by banks	380	380	695	695
Customer accounts	58	67	55	64
Subordinated liabilities	248	315	401	466

The table above excludes short-term financial instruments for which fair value approximates carrying value: cash and balances at central banks, items in the course of collection from and transmission to other banks, settlement balances, certain deposits and notes in circulation.

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgements covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

8. Contingent liabilities and commitments
	30 June	31 December
	2018	2017
	€m	€m

Guarantees and assets pledged as collateral security	4,355	4,453
Other contingent liabilities	703	1,019
Standby facilities, credit lines and other commitments	65	78

Contingent liabilities and commitments	5,123	5,550

Contingent liabilities arise in the normal course of the Group's business; credit exposure is subject to the Group's normal controls. The amounts shown do not, and are not intended to, provide any indication of the Group's expectation of future losses.

Notes

9. Litigation, arbitration, investigations and reviews
NatWest Markets N.V. and certain members of RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the Netherlands, the United Kingdom (UK), the European Union (EU), the United States (US) and other jurisdictions.

The Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of these matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the matters as at 30 June 2018.

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on the Group's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

In respect of certain matters described below, we have established a provision and in certain of those matters, we have indicated that we have established a provision. The Group generally does not disclose information about the establishment or existence of a provision for a particular matter where disclosure of the information can be expected to prejudice seriously the Group's position in the matter.

There are situations where the Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which the Group believes it has credible defences and should prevail on the merits. There are also situations where it may be in the interests of members of the Group to settle adverse claims, including involving significant amounts, on a commercial basis in order to facilitate the achievement of a wider commercial or strategic objective. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material individually or in aggregate.

RBS Group is involved in ongoing litigation, investigations and reviews that are not described below but are described on pages 32 to 43 in RBS Group's H1 2018 Results. RBS Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances. While the Group may not be directly involved in such RBS Group matters, any final adverse outcome of those matters may also have an adverse effect on the Group.

For a discussion of certain risks associated with the Group's litigation, investigations and reviews see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 117 of the Group's Annual Report and Accounts 2017.

Notes

9. Litigation, arbitration, investigations and reviews continued

Madoff
NatWest Markets N.V. is a defendant in two actions filed by Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York. In both cases, the trustee alleges that certain transfers received by NatWest Markets N.V. amounted to fraudulent conveyances that should be clawed back for the benefit of the Madoff estate.

In the primary action, filed in December 2010, the trustee seeks to recover US$75.8 million in redemptions that NatWest Markets N.V. allegedly received from certain Madoff feeder funds and US$87.5 million that NatWest Markets N.V. allegedly received from certain swap counterparties (in August 2018, the trustee dismissed, without prejudice to-refiling, one of the claims that the trustee had asserted in the primary action relating to US$74.6 million that NatWest Markets N.V. allegedly received from a Madoff feeder fund). In the second action, filed in October 2011, the trustee seeks to recover an additional US$21.8 million. In November 2016, the bankruptcy court dismissed the second case on international comity grounds, and that decision is currently on appeal to the United States Court of Appeals for the Second Circuit. The primary case remains pending before the bankruptcy court, where it will be subject to a further motion to dismiss.

Australian Bank Bill Swap Reference Rate (BBSW)
In August 2016, a class action complaint was filed in the United States District Court for the Southern District of New York against certain RBS Group companies (including NatWest Markets N.V.) and a number of other financial institutions. The complaint alleges that the defendants conspired to manipulate the BBSW and asserts claims under the U.S. antitrust laws, the Commodity Exchange Act, RICO (Racketeer Influenced and Corrupt Organizations Act), and the common law. This matter is subject to a motion to dismiss that is currently pending.

Fondazione Monte dei Paschi di Siena
A claim for €285.9 million was brought by Fondazione Monte dei Paschi di Siena (FMPS) in July 2014 against former directors and 13 syndicate banks, including NatWest Markets N.V., in connection with an Italian law-governed term facility agreement for €600 million dated 4 June 2011. The claim is a civil action based on a non-contractual liability arising from the alleged breach of the by-laws of FMPS which set a 20 per cent limit for its debt to equity ratio (the Ratio). The lenders are alleged to have aided and abetted the former directors of FMPS to breach the Ratio. It is alleged that as sophisticated financial institutions, each lender should have known FMPS's financial situation, including its debt to equity ratio, and that putting the facility in place would cause it to breach the Ratio. NatWest Markets N.V. will defend the claim, which has been transferred to the Florence courts. A hearing on certain preliminary issues is due to begin on 27 September 2018.

US Anti-Terrorism Act litigation
NatWest Markets N.V. and certain other financial institutions are defendants in an action pending in the United States District Court for the Eastern District of New York, filed in November 2014, by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in more than 90 attacks in Iraq between 2004 and 2011.

The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs' allegations, NatWest Markets N.V. and the other defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-Terrorism Act, by agreeing to engage in 'stripping' of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. On 27 July 2018, a magistrate issued a report to the district court recommending that the district court deny the defendants' pending motion to dismiss. NatWest Markets N.V. anticipates requesting that the district court grant the motion to dismiss notwithstanding the magistrate's recommendation.

An additional set of plaintiffs filed a second, substantially similar action against NatWest Markets N.V. and other financial institutions in November 2016. That case was pending in the United States District Court for the Eastern District of New York until October 2017, when the plaintiffs, instead of responding to defendants' motion to dismiss, voluntarily dismissed their claims without prejudice to re-filing at a later date.

Notes

9. Litigation, arbitration, investigations and reviews continued

In November 2017, a third set of plaintiffs filed an action against NatWest Markets N.V., NatWest Markets Plc, and others in the United States District Court for the Southern District of New York. The allegations are substantially similar to the allegations contained in the complaints described above and concern 55 attacks in Iraq between 2003 and 2011. The defendants have made a motion to dismiss this matter which is currently pending.

Interest rate swap claim by Ville d'Aubagne
Ville d'Aubagne, a French local authority, filed a claim in April 2013 against NatWest Markets N.V. and NatWest Markets Plc in respect of two structured interest rates swaps, which were entered into between Ville d'Aubagne and NatWest Markets N.V., and novated to NatWest Markets Plc in 2009. In the same year, they were terminated early and a rescheduling agreement was entered into under which payments were rescheduled over 28 years. Ville d'Aubagne sought retroactive cancellation of the swaps and the rescheduling agreement. The amount claimed was approximately €65 million (which was subject to fluctuations in market value from time to time). The bank was successful in its defence of the claim, winning at first instance in November 2015. An appeal of that decision was dismissed by the French Court of Appeal in January 2018. Ville d'Aubagne has now appealed to the French Supreme Court.

Investigations and reviews
RBSH Group's businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the Netherlands, the UK, the EU, the US and elsewhere. RBS Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the Netherlands, the UK, the EU, the US and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

The NatWest Markets business in particular has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed income securities, including structured products and government securities.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by RBSH Group, remediation of systems and controls, public or private censure, restriction of RBSH Group's business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on RBSH Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

LIBOR and other trading rates
Certain members of RBS Group continue to co-operate with investigations and requests for information by various governmental and regulatory authorities into submissions, communications and procedures around the setting of LIBOR and other interest rates and interest rate trading.

Foreign exchange related investigations
Certain members of RBS Group continue to co-operate with investigations and requests for information by various governmental and regulatory authorities on certain issues relating to failings in its FX business within its NatWest Markets business.

Governance and risk management consent order
In July 2011, RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order ('the Governance Order') to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of NatWest Markets Plc and NatWest Markets N.V.. RBS Group entities' obligations under the Governance Order were terminated by the regulators in the first half of 2018.

Notes

10. Related party transactions

UK Government
During H1 2018 the UK Government's interest in the RBS Group reduced from 70.1% to 62.4%.

Alawwal
The Groups 40% stake in Alawwal Bank (Alawwal) is the last significant shared asset of the RFS Holding Consortium.  Alawwal announced in 2017 that it was entering into merger discussions with Saudi British Bank and in May 2018 announced the merger ratio applicable to Alawwal shareholders.  Discussions continue over the details of the proposed combination and further announcements are expected in due course.  In the meantime, the Group continues to consider Alawwal to be an associate. There were no material cash flows between the company and Alawwal during H1 2018 (December 2017: none).

Other related parties
There have been no material changes to the disclosures concerning the Group's other related parties included in the 2017 Annual Report and Accounts.

11. Date of approval
The interim results for the half year ended 30 June 2018 were approved by the Supervisory Board on 31 August 2018.

12. Post balance sheet events
Professional indemnity insurance policies agreement
On 27 July 2018, the RBS Group reached an agreement with certain insurers and third parties in respect of claims made under certain 2007 - 2009 insurance policies which provided coverage to RBS Group subsidiaries for certain losses. As a result of the settlement, the Group expects to recognise £218 million (€248 million) of the aggregate settlement amount.

Other than as above there have been no significant events between 30 June 2018 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Risk factors

Summary of our principal risks and uncertainties

Set out below is a summary of certain risks which could adversely affect the RBSH Group and NatWest Markets N.V.; it should be read in conjunction with the Capital and risk management section of the 2017 Annual Report and Accounts. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties or of RBSH's 2017 Annual Report and Accounts risk factor disclosures. A fuller description of these and other risk factors is included on pages 112 to 127 of NatWest Markets N.V.'s 2017 Annual Report and Accounts.

●     The RBSH Group is in a period of major business transformation and structural change as it continues to wind down certain legacy activities and seeks to repurpose the NatWest Markets N.V. ("NWM N.V.") entity in order to maintain NatWest Market Plc's ("NWM") European business and certain other Western European business, in anticipation of Brexit.  The UK is scheduled to leave the EU on 29 March 2019. The terms of its departure, including any transition period, and the resulting economic, trading and legal relationships with both the EU and other counterparties are currently unclear and subject to significant uncertainty.  The re-purposing of NWM N.V., as currently planned, requires certain licences and permissions to be granted by certain regulators.  The fact of, and the timing of, the approval of such licences and permissions cannot be assured.  There can be no certainty that NWM N.V. will be able to effect these strategic plans in connection with Brexit on a timely basis, particularly in the absence of a transition period.  Further changes to the RBSH Group's operations and business may be required. These various transformation and restructuring activities are costly and complex, with significant execution, regulatory and operational risks.
●     The continued viability of NWM N.V. will depend on its ability to access sources of liquidity and funding, and to receive continued financial and operational support from RBSG and NWM Plc.  NWM N.V.'s credit ratings depend significantly on the credit ratings of RBSG and NWM. Any downgrades in the long-term or short-term credit ratings of NWM N.V. could adversely affect its continued viability by increasing the cost of funding, limiting the range of counterparties and clients willing to enter into transactions with the RBSH Group, and adversely affecting its competitive position.
●     The RBSH Group's operations are highly dependent on its and the RBS Group's IT systems and the RBS Group and the RBSH Group are exposed to cyberattacks. A failure of its or the RBS Group's IT systems (including as a result of the lack of or untimely investment) or a failure to prevent or defend itself from cyberattacks (and provide notification of them) could adversely affect the RBSH Group's operations, results of operations, competitive position and reputation and could expose the RBS Group or the RBSH Group to regulatory sanctions.
●     The RBSH Group's ability to meet the targets and expectations which accompany its own and the RBS Group's transformation programme as well as its continued wind down of legacy activities, including the sale of its interest in Alawwal Bank, are subject to various internal and external risks and are based on a number of key assumptions and judgments any of which may prove to be inaccurate.
●     The RBSH Group's businesses are exposed to the effect of movements in interest rates and currency rates, which could have a material adverse effect on the results of operations, financial condition or prospects of the RBSH Group.
●     The RBSH Group is subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the RBSH Group's operations, operating results, reputation, financial position and future prospects.
●     Operational risks are inherent in the RBSH Group's businesses and these risks are heightened as the RBSH Group implements its transformation programme, including the continued wind-down of legacy activities, against the backdrop of significant legal and regulatory changes, including as a result of Brexit.
●     The RBSH Group's business and results of operations may be adversely affected by increasing competitive pressures and technological developments in the markets in which it operates.
●     Effective management of RBSH Group's capital is critical to its ability to operate its businesses, comply with regulatory obligations, pursue its transformation programmes and current strategies and pursue its strategic opportunities. In the context of the evolving regulatory framework relating to the resolution of financial institutions in the EU, changes to the funding and regulatory capital framework may require the RBSH Group to meet higher capital levels than anticipated within its strategic plans and affect the RBSH Group's funding costs. Failure by the RBSH Group to comply with regulatory capital, funding, liquidity and leverage requirements may result in intervention by its regulators and loss of counterparty and investor confidence, and may have a material adverse effect on the RBSH Group's results of operations, financial condition and reputation.

Risk factors

Summary of our principal risks and uncertainties continued

●     As a result of the commercial and regulatory environment in which it operates, the RBSH Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The RBSH Group may also suffer if it does not maintain good employee relations.
●    The financial performance of the RBSH Group has been, and may continue to be, materially affected by customer and counterparty credit quality, and deterioration in credit quality or depressed asset valuations could arise due to prevailing economic and market conditions and legal and regulatory developments (including, for example, ongoing reforms with respect to IBORs and other benchmark rates, including EURIBOR).
●    The RBSH Group's businesses are subject to substantial regulation and oversight, including from prudential and competition authorities. Significant regulatory developments (including, for example, ongoing reform with respect to IBORs and other benchmark rates and the recent General Data Protection Regulation, which came into effect in May 2018) and increased scrutiny by regulators have had, and may continue to have, the effect of increasing financial, operational, compliance and conduct risks as well as related costs. These regulatory developments could have a material adverse effect on how the RBSH Group conducts its business, runs down its legacy activities and implements its transformation plans and may affect its results of operations and financial condition.
●    The RBSH Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro and macroeconomic environment in which the RBSH Group operates or findings of deficiencies by the RBSH Group's regulators, including as part of mandated stress testing, may result in increased regulatory capital requirements or management actions and could have a material adverse effect on the RBSH Group's business, capital and results.
●     Reputational risk is inherent in the RBSH Group's operations.
●     The reported results of the RBSH Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The RBSH Group's results in future periods may be affected by changes to applicable accounting rules and standards.
●     A failure in the RBSH Group's risk management framework (including in respect of, but not limited to, conduct risk) could adversely affect the ability of the RBSH Group to achieve its strategic objectives.
●     The value or effectiveness of any credit protection that the RBSH Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
●     The legal demerger of ABN AMRO Bank N.V. (as it was then named) has resulted in a cross liability that affects the legal recourse available to investors.

Additional information

Contact

Matt Waymark	Investor Relations	+44 (0) 20 7672 1758

Presentation of Information
In the interim results and unless specified otherwise, the term 'Bank' means NatWest Markets N.V., the 'Group' or 'NWM N.V.' means the bank and its subsidiaries. 'RBS Holdings' means RBS Holdings N.V., the parent company of the Bank. 'RBSH Group' is the holding company and its consolidated subsidiaries and associated companies.

The Royal Bank of Scotland Group plc (RBSG) is the ultimate holding company of NWM N.V.. RBS Group refers to RBSG and its consolidated subsidiaries and associated companies. NWM plc refers to NatWest Markets plc.

The terms 'Consortium' and 'Consortium Members' refer to RBSG, Stichting Administratiekantoor Beheer Financiële Instellingen (the Dutch State, successor to Fortis) and Banco Santander S.A.(Santander) who jointly acquired RBS Holdings on 17 October 2007 through RFS Holdings B.V. (RFS Holdings).

Cautionary statement regarding forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including (but not limited to) those related to the RBSH Group being in a period of major business transformation and structural change (including the wind down of certain legacy activities and the repurposing of NWM N.V.), the continued viability of NWM N.V. (including its ability to access sources of liquidity and funding, as well as to receive continued financial and operational support, NWM N.V. being dependent on IT systems and exposed to cyberattacks, NWM N.V.'s ability to meet targets and expectations, NWM N.V.'s exposure to increasing competitive pressures and technological developments, the effective management of NWM N.V.'s capital, NWM N.V.'s exposure to political and economic risks (including with respect to Brexit), operational risk, reputational risk, interest rate and currency risk, customer and counterparty risk, conduct risk, cyber and IT risk and credit rating risk. In addition, forward-looking statements may include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS Group and NWM N.V.'s future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic and political conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or NWM N.V.'s actual results are discussed in NWM N.V.'s 2017 Annual Report and Accounts and in the RBS Group's 2017 Annual Report and Accounts as well as in NWM N.V.'s Interim Results for H1 2018 and the RBS Group's Interim Results for H1 2018. The forward-looking statements contained in this document speak only as of the date of this document and RBS Group and NWM N.V. do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Management's report on the interim financial statements

Pursuant to section 5:25d, paragraph 2(c), of the Dutch Financial Supervision Act (Wet op het financieel toezicht (Wft)), the members of the Managing Board state that to the best of their knowledge:

●
the interim financial statements give a true and fair view, in all material respects, of the assets and liabilities, financial position, and profit or loss of NatWest Markets N.V. and the companies included in the consolidation as at 30 June 2018 and for the six month period then ended.

●
the interim report, for the six month period ending on 30 June 2018, gives a true and fair view of the information required pursuant to section 5:25d, paragraphs 8 and 9, of the Dutch Financial Supervision Act of NatWest Markets N.V. and the companies included in the consolidation.

NatWest Markets N.V. continues to implement its plan to be operationally ready to serve our European Economic Area (EEA) customers when the UK leaves the European Union on 29 March 2019, in the event that there is a loss of access to the EU Single Market. NatWest Markets N.V. is expected to become a subsidiary of NWM Plc, subject to regulatory approvals. NatWest Markets N.V. is currently an indirect subsidiary of RBSG plc.

Amsterdam
31 August 2018

Harm Bots
Chairman of the Managing Board

Cornelis Visscher
Chief Financial Officer

Appendix

IFRS 9 policies1

(1)	Consistent with the RBS Group's IFRS 9 Transition report published on 23 February 2018

IFRS 9 Accounting policies

The RBS Group accounting policies that have been significantly changed as a result of the implementation of IFRS 9, applicable with effect from 1 January 2018, are set out below. The full description of accounting policies is set out in the Group 2017 Annual Report and Accounts.

1. Presentation of accounts
As set out in the 2017 Annual Report and Accounts the accounts are prepared on a going concern basis (see the Report of the directors, page 112) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). The Group has opted to early adopt the IFRS 9 amendment on negative compensation with effect from 1 January 2018; this is expected to be endorsed for use in the EU in early 2018.

14. Financial instruments
On initial recognition, financial instruments are measured at fair value. Subsequently they are measured as follows: designated at fair value through profit or loss; amortised cost, the default class for liabilities; fair value through profit or loss, the default class for assets; or financial assets may be designated as at fair value through other comprehensive income. Normal purchases of financial assets classified as amortised cost are recognised on the settlement date; all other regular way transactions in financial assets are recognised on the trade date.

Designated as at fair value through profit or loss - a financial instrument may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both, that the Group manages and evaluates on a fair value basis; or (c) relates to an financial liability that contains an embedded derivative which is not evidently closely related to the host contract. Financial assets that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses are recognised in profit or loss as they arise.

Amortised cost assets - have to meet both the following criteria:
(a)   the asset is held within a business model whose objective is solely to hold assets to collect contractual cash flows; and
(b)   the contractual terms of the financial asset are solely payments of principal and interest on the outstanding balance.

Amortised cost liabilities - all liabilities that are not subsequently measured at fair value are measured at amortised cost.

Assets at fair value through other comprehensive income - assets have to meet both the following criteria:
(a)   the asset is held within a business model whose objective is both to hold assets to collect contractual cash flows and selling financial assets; and
(b)   the contractual terms of the financial asset are solely payments of principal and interest on the outstanding balance.

An equity instrument may also be designated irrevocably at fair value through other comprehensive income; realised gains and losses are not recognised in the income statement.

Fair value through profit or loss - a financial liability is measured at fair value if it arises from: a financial guarantee contract; a commitment to lend at below market rates; an obligation arising from the failed sale of an asset; or a contingent consideration for a business acquisition. Fair value through profit or loss is the default classification for a financial asset.

Reclassifications - financial liabilities cannot be reclassified. Financial assets are only reclassified where there has been a change in the business model.

Fair value - the Group's approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments.

Business model assessment - business models are assessed at portfolio level, being the level at which they are managed. This is expected to result in the most consistent classification of assets because it aligns with the stated objectives of the portfolio, its risk management, manager's remuneration and the ability to monitor sales of assets from a portfolio. The criteria for classifying cash flows as solely principal and interest are assessed against the contractual terms of a facility, with attention to leverage features; prepayment and extension terms; and triggers that might reset the effective rate of interest.

IFRS 9 Accounting policies

15. Impairments
At each balance sheet date each financial asset or portfolio of advances measured at amortised cost or at fair value through other comprehensive income, issued financial guarantee and loan commitment is assessed for impairment. Loss allowances are forward-looking, based on 12 month expected credit losses where there has not been a significant increase in credit risk rating, otherwise allowances are based on lifetime expected losses. Expected credit losses are a probability-weighted estimate of credit losses. The probability is determined by the risk of default which is applied to the cash flow estimates. On a significant increase in credit risk, credit losses are rebased from 12 month to lifetime expectations. A change in credit risk is typically but not necessarily associated with a change in the expected cash flows.

Where, in the course of the orderly realisation of a loan, it is exchanged for equity shares or property, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment property. Where the Group's interest in equity shares following the exchange is such that the Group controls an entity, that entity is consolidated.

The costs of loss allowances on assets held at amortised cost are presented as impairments in the income statement.  Allowances in respect financial guarantees and loan commitments are presented as other liabilities and charges recorded within impairments. Financial assets held at amortised cost are presented net of allowances except where the asset has been wholly or partially written off.

17. Financial guarantee contracts
Under a financial guarantee contract, the Group, in return for a fee, undertakes to meet a customer's obligations under the terms of a debt instrument if the customer fails to do so. A financial guarantee is recognised as a liability; initially at fair value and, if not designated as at fair value through profit or loss, subsequently at the higher of its initial value less cumulative amortisation and any provision under the contract measured in accordance with Accounting policy 12. Amortisation is calculated so as to recognise fees receivable in profit or loss over the period of the guarantee.

19. Derecognition
A financial asset is derecognised when the contractual right to receive cash flows from the asset has expired or when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. The asset remains on the balance sheet if substantially all the risks and rewards have been retained. It is derecognised if substantially all the risks and rewards have been transferred. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement; if the Group has not retained control of the asset, it is derecognised.

Where contractual cash flows are modified, but there is no derecognition event, the gross carrying amount is recalculated using the original effective interest rate and a modification gain / loss is recognised. Where this modification arises on forborne or defaulted assets this is booked within impairments.

A financial liability is removed from the balance sheet when the obligation is discharged, or is cancelled, or expires. On the redemption or settlement of debt securities (including subordinated liabilities) issued by the Group, the Group derecognises the debt instrument and records a gain or loss being the difference between the debt's carrying amount and the cost of redemption or settlement. The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt. The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the present value of the cash flows under the new terms with the present value of the remaining cash flows of the original debt issue discounted at the effective interest rate of the original debt issue.

20. Sale and repurchase transactions
Securities subject to a sale and repurchase agreement under which substantially all the risks and rewards of ownership are retained by the Group continue to be shown on the balance sheet and the sale proceeds recorded as a financial liability. Securities acquired in a reverse sale and repurchase transaction under which the Group is not exposed to substantially all the risks and rewards of ownership are not recognised on the balance sheet and the consideration paid is recorded as a financial asset.

Securities borrowing and lending transactions are usually secured by cash or securities advanced by the borrower. Borrowed securities are not recognised on the balance sheet or lent securities derecognised.

Cash collateral given or received is treated as a loan or deposit; collateral in the form of securities is not recognised. However, where securities borrowed are transferred to third parties, a liability for the obligation to return the securities to the stock lending counterparty is recorded.

IFRS 9 Accounting policies

21. Netting
Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts and it intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. The Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities, but where it does not intend to settle the amounts net or simultaneously, the assets and liabilities concerned are presented gross.

22. Capital instruments
The Group classifies a financial instrument that it issues as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms and as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

Incremental costs and related tax that are directly attributable to an equity transaction are deducted from equity.

The consideration for any ordinary shares of the company purchased by the Group (treasury shares) is deducted from equity. On the cancellation of treasury shares their nominal value is removed from equity and any excess of consideration over nominal value is treated in accordance with the capital maintenance provisions of the Companies Act. On the sale or reissue of treasury shares the consideration received and related tax are credited to equity, net of any directly attributable incremental costs.

23. Derivatives and hedging
Derivative financial instruments are initially recognised, and subsequently measured, at fair value. The Group's approach to determining the fair value of financial instruments is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9 on the accounts.

Gains and losses arising from changes in the fair value of derivatives that are not the hedging instrument in a qualifying hedge are recognised as they arise in profit or loss. Gains and losses are recorded in Income from trading activities except for gains and losses on those derivatives that are managed together with financial instruments designated at fair value; these gains and losses are included in Other operating income.

The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or unrecognised firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a highly probable forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

Hedge relationships are formally designated and documented at inception. The documentation identifies the hedged item and the hedging instrument and details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued. Hedge accounting is also discontinued if the Group revokes the designation of a hedge relationship.

Fair value hedge - in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and, where the hedged item is measured at amortised cost, adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; or if the hedging instrument expires or is sold, terminated or exercised; or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

IFRS 9 Accounting policies

Cash flow hedge - in a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognised in other comprehensive income and the ineffective portion in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity to profit or loss in the same periods in which the hedged forecast cash flows affect profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss is reclassified from equity to profit or loss when the hedged cash flows occur or, if the forecast transaction results in the recognition of a financial asset or financial liability, when the hedged forecast cash flows affect profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is reclassified from equity to profit or loss immediately.

Hedge of net investment in a foreign operation - in the hedge of a net investment in a foreign operation, the portion of foreign exchange differences arising on the hedging instrument determined to be an effective hedge is recognised in other comprehensive income. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be the hedging instrument in a net investment hedge. On disposal or partial disposal of a foreign operation, the amount accumulated in equity is reclassified from equity to profit or loss.

Key IFRS 9 terms and differences to current accounting and regulatory framework

Attribute	IFRS 9	IAS 39	Regulatory (CRR)
Default / credit impairment
To determine the risk of a default occurring, management applies a default definition that is consistent with the Basel/Regulatory definition of default.

Assets that are defaulted are shown as credit impaired. RBS uses 90 days past due as a consistent measure for default across all product classes. The population of credit impaired assets is broadly consistent with IAS 39, though measurement differs because of the application of MES. Assets that were categorised as potential problems with no impairment provision are now categorised as Stage 3.

Default aligned to loss events, all financial assets where an impairment event has taken place - 100% probability of default and an internal asset quality grade of AQ10 - are classed as non-performing.

Impaired financial assets are those for which there is objective evidence that the amount or timing of future cash flows have been adversely impacted since initial recognition.

A default shall be considered to have occurred with regard to a particular financial asset when either or both of the following have taken place:- RBS considers that the customer is unlikely to pay its credit obligations without recourse by the institution to actions such as realising security;- the customer is past due more than 90 days.
For Retail exposures, the definition of default may be applied at the level of an individual credit facility rather than in relation to the total obligations of a borrower.

Probability of default (PD)
PD is the likelihood of default assessed on the prevailing economic conditions at the reporting date (point in time), adjusted to take into account estimates of future economic conditions that are likely to impact the risk of default; it will not equate to a long run average.
Regulatory PDs adjusted to point in time metrics are used in the latent provision calculation.
The likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon. For Wholesale, PD models reflect losses that would arise through-the-cycle; this represents a long run average view of default levels. For Retail, the prevailing economic conditions at the reporting date (point in time) are used.

Significant increase in credit risk (SICR)
A framework incorporating both quantitative and qualitative measures aligned to the Group's current risk management framework has been established. Credit deterioration will be a management decision, subject to approval by governing bodies such as the Group Provisions Committee.

The staging assessment requires a definition of when a SICR has occurred; this moves the loss calculation for financial assets from a 12 month horizon to a lifetime horizon. Management has established an approach that is primarily informed by the increase in lifetime probability of default, with additional qualitative measures to account for assets where PD does not move, but a high risk factor is determined
		Not applicable.	Not applicable.
Forward-looking and multiple scenarios
The evaluation of future cash flows, the risk of default and impairment loss should take into account expectations of economic changes that are reasonable.

More than one outcome should be considered to ensure that the resulting estimation of impairment is not biased towards a particular expectation of economic growth.
		Financial asset carrying values based upon the expectation of future cash flows.	Not applicable.

Key IFRS 9 terms and differences to current accounting and regulatory framework

Attribute	IFRS 9	IAS 39	Regulatory
Loss given default (LGD)
LGD is a current assessment of the amount that will be recovered in the event of default, taking account of future conditions. It may occasionally equate to the regulatory view albeit with conservatism and downturn assumptions generally removed.
Regulatory LGD values are often used for calculating collective and latent provisions; bespoke LGDs are also used.
An estimate of the amount that will not be recovered in the event of default, plus the cost of debt collection activities and the delay in cash recovery. LGD is a downturn based metric, representing a prudent view of recovery in adverse economic conditions.

Exposure at default (EAD)	Expected balance sheet exposure at default. It differs from the regulatory method as follows:- it includes the effect of amortisation; and - it caps exposure at the contractual limit.	Based on the current drawn balance plus future committed drawdowns.
Models are used to provide estimates of credit facility utilisation at the time of a customer default, recognising that customers may make further drawings on unused credit facilities prior to default or that exposures may increase due to market movements. EAD cannot be lower than the reported balance sheet, but can be reduced by a legally enforceable netting agreement.

Date of initial recognition (DOIR)
The reference date used to assess a significant increase in credit risk is as follows. Term lending: the date the facility became available to the customer. Wholesale revolving products: the date of the last substantive credit review (typically annual) or, if later, the date facility became available to the customer. Retail Cards:  the account opening date or, if later, the date the card was subject to a regular three year review or the date of any subsequent limit increases. Current Accounts/ Overdrafts: the account opening date or, if later, the date of initial granting of overdraft facility or of limit increases.
		Not applicable for impairment but defined as the date when the entity becomes a party to the contractual provisions of the instrument.	Not applicable.
Modification
A modification occurs when the contractual cash flows of a financial asset are renegotiated or otherwise modified and the renegotiation or modification does not result in derecognition.  A modification requires immediate recognition in the income statement of any impact on the carrying value and effective interest rate (EIR) or examples of modification events include forbearance and distressed restructuring. The financial impact is recognised in the income statement as an impairment release/(loss).
		Modification is not separately defined but accounting impact arises as an EIR adjustment on changes that are not derecognition or impairment events.	Not applicable.

Key elements of impairment provisions

IFRS 9 introduces additional complexity into the determination of credit impairment provisioning requirements; however, the building blocks that deliver an ECL calculation already existed within the organisation. Existing Basel models have been used as a starting point in the construction of IFRS 9 models, which also incorporate term extension and forward-looking information.

There are five key areas that could materially influence the measurement of credit impairment under IFRS 9 - two of these relate to model build and three to their application:

Model build:
●            The determination of economic indicators that have most influence on credit loss for each portfolio and the severity of impact (this leverages existing stress testing mechanisms).
●            The build of term structures to extend the determination of the risk of loss beyond 12 months that will influence the impact of lifetime loss for assets in Stage 2.

Model application:
●            The assessment of the significant increase in credit risk and the formation of a framework capable of consistent application.
●          The determination of asset lifetimes that reflect behavioural characteristics whilst also representing management actions and processes (using historical data and experience).
●          The determination of a base case (or central) economic scenario which has the most material impact (of all forward-looking scenarios) on the measurement of loss (RBS uses consensus forecasts to remove management bias).

Critical judgements relating to impairment loss and determination

Policy elections or simplifications
In addition to the five critical judgments summarised above, which are relevant from period to period, there is one further significant judgment that is made as a one-off exercise to support the day one implementation: this is the application of the new IFRS 9 models to the determination of origination date metrics. Since it is not possible to determine the economic forecasts and alternative scenarios going backwards in time it is necessary to use a series of assumptions to enable this process. RBS has assumed a flat forward view for all dates historically.

There are some other less significant judgments, elections and simplification assumptions that inform the ECL process; these are not seen as 'critical' in determining the appropriate level of impairment but represent choices taken by management across areas of estimation uncertainty. The main examples of these are:
●              Models - e.g. in the case of some low default portfolios, Basel parameter estimates have been applied for IFRS 9.
●            Discounting of future losses - the ECL calculation is based on expected future cash-flows. These are discounted using the EIR - for practical purposes, this is typically applied at a portfolio level rather than being established and operated at an individual asset level; and
●            MES - it is the selection of the central (or base) scenario that is most critical to the ECL calculation, independent of the method used to generate a range of alternative outcomes and their probabilities. Different approaches to model MES around the central scenario have all been found of low significance for the overall ECL impact.

IFRS 9 Credit risk modelling
IFRS 9 introduces lifetime ECL for the measurement of credit impairment. This requires the development of new models or the enhancement of existing Basel models. IFRS 9 ECLs are calculated using a combination of:
●          Probability of default (PD);
●          Loss given default (LGD); and,
●          Exposure at default (EAD).

In addition, lifetime PDs (as at reporting date and at date of initial recognition) are used in the assessment of a significant increase in credit risk (SICR) criteria.

IFRS 9 ECL model design principles
To meet IFRS 9 requirements for ECL estimation, PD, LGD and EAD used in the calculations must be:
●              Unbiased - material regulatory conservatism has been removed to produce unbiased model estimates;
●              Point-in-time - recognise current economic conditions;
●              Forward-looking - incorporated into PD estimates and, where appropriate, EAD and LGD estimates; and
●              For the life of the loan - all models produce a term structure to allow a lifetime calculation for assets in
Stages 2 and 3.

IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the current probability of default over the remaining lifetime) with the equivalent lifetime PD as determined at the date of initial recognition.

For assets originated before IFRS 9 was introduced, comparable lifetime origination PDs do not exist. These have been retrospectively created using the relevant model inputs applicable at initial recognition. Due to data availability two practical measures have been taken:
●            Where model inputs were not available at the point of initial recognition the earliest available robust metrics are used. For instance, since Basel II was introduced in 2008, the earliest available and reliable production Basel PDs range from between December 2007 and April 2008 depending on the portfolio; and
●            Economic conditions at the date of initial recognition are assumed to remain constant from that point forward.

IFRS 9 ECL model design principles
PD estimates
Wholesale Models
Wholesale PD models use the existing CCI based point-in-time/through-the-cycle framework to convert one year regulatory PDs into point-in-time estimates that reflect current economic conditions across a comprehensive set of region/industry segments.

One year point-in-time PDs are then extrapolated to multi-year PDs using a conditional transition matrix approach. The conditional transition matrix approach allows the incorporation of forward-looking information by adjusting the credit state transition probabilities according to projected, forward-looking changes of credit conditions in each region/industry segment.

This results in forward-looking point-in-time PD term structures for each obligor from which the lifetime PD for a specific exposure can be calculated according to the exposure's residual contractual maturity.

Critical judgements relating to impairment loss and determination

LGD estimates
The general approach for the IFRS 9 LGD models has been to leverage the Basel LGD models with bespoke IFRS 9 adjustments to ensure unbiased estimates, i.e. use of effective interest rate as the discount rate and the removal of: downturn calibration, indirect costs, other conservatism and regulatory floors.

For Wholesale, current and forward-looking economic information is incorporated into the LGD estimates using the existing CCI framework. For low default portfolios (e.g. Sovereigns) loss data is too scarce to substantiate estimates that vary with systematic conditions. Consequently, for these portfolios, LGD estimates are assumed to be constant throughout the projection horizon.

EAD estimates
For Wholesale, while conversion ratios in the historical data show temporal variations, these cannot (unlike in the case of PD and some LGD models) be sufficiently explained by the CCI measure and are presumed to be driven to a larger extent by exposure management practices. Therefore point-in-time best estimates measures for EAD are derived by estimating the regulatory model specification on a rolling five year window.

For loans in the Wholesale portfolio, amortisation profiles are applied to the outstanding balances, rather than modelling the future behaviour.

Initial analysis has indicated that there is minimal impact on EAD arising from changes in the economy for all Retail portfolios except mortgages. Therefore, forward-looking information is only incorporated in the mortgage EAD model (through forecast changes in interest rates).

Significant increase in credit risk
Exposures that are considered significantly credit deteriorated since initial recognition should be classified within Stage 2 and assessed for lifetime ECL measurement (exposures not considered deteriorated carry a 12 month ECL). RBS has adopted a framework to identify deterioration based primarily on movements in probability of default supported by additional backstops. The principles applied are consistent across the bank and align to credit risk management practices.

The framework comprises the following elements:
●              IFRS 9 lifetime PD assessment (the primary driver) - on modelled portfolios the assessment is based on the relative deterioration in forward-looking lifetime PD.
●            Qualitative high risk backstops - The PD assessment is complemented with the use of qualitative high risk backstops to further inform whether significant deterioration in lifetime risk of default has occurred. The qualitative high risk backstop assessment includes the use of the mandatory 30+ days past due backstop, as prescribed by IFRS 9 guidance, and other features such as forbearance support, heightened monitoring on Wholesale, adverse credit bureau on Retail.
●              Persistence - Retail only: The persistence rule ensures that accounts that have met the criteria for PD driven deterioration are still considered to be significantly deteriorated for a set number of months thereafter. This additional rule enhances the timeliness of capture in Stage 2; it is a Retail methodology feature and is applied to PD driven deterioration only.

The criteria are based on a significant amount of empirical analysis and seek to meet three key objectives:
●            Criteria effectiveness - the criteria should be effective in identifying significant credit deterioration and prospective default population.
●            Stage 2 stability - the criteria should not introduce unnecessary volatility in the Stage 2 population.
●            Portfolio analysis - the criteria should produce results which are intuitive when reported as part of the wider credit portfolio.

Primary economic loss drivers and base case scenarios used in IFRS 9 modelling
The forecasts applied for IFRS 9 are those used for financial planning. Portfolio segmentation and selection of economic loss drivers follow closely the approach already used in stress testing. To enable robust modelling, the two or three primary economic factors impacting loss for each portfolio are selected; this involves empirical analysis and expert judgment.

Critical judgements relating to impairment loss and determination

Alternative assumptions for the central base case scenario and related key economic variables would result in different ECL outcomes. To illustrate this potential for ECL variability, set out below are the average over the five year planning horizon (2018 to 2022 inclusive) used in the most recent  planning cycle.

Table below provides summary of the average, minimum and maximum for some of these key economic variables, updated in H1 2018 to reflect latest Bank of England variables:

Base case economic variables for 2018 - 2022	Average	Minimum	Maximum
ECB base rate (%)	0.57	0.00	1.32
World GDP - % change year on year	2.8	2.3	3.2
UK GDP - % change year on year	1.8	1.5	2.0
UK unemployment (%)	4.9	4.5	5.1
UK HPI - % change year on year	2.2	1.1	5.0
BOE base rate (%)	1.01	0.50	1.25

Note:

(1) Unemployment rate (16 years and over seasonally adjusted).

RBS's approach for multiple economic scenarios (MES)
The base scenario plays a greater part in the calculation of ECL than the approach to MES.

Wholesale
The 'central scenario' is the bank's internal base case. The methodology to model the impact of MES around the central scenario is based on a Monte Carlo simulation approach. This involves simulating a large number of alternative scenarios around the CCI projection that corresponds to the central macro base case. The resulting forward-looking PD and ECL projections are then averaged across all simulated scenarios to form multi scenario expectations. To ensure tractability the simulations are performed off-line and applied in the form of adjustment scalars to the single base case results in implementation.

The impact of MES on Wholesale portfolios was small (2.5% of Stage 1 and Stage 2 ECL).

The Royal Bank of Scotland Group Plc 2138005O9XJIJN4JPN90
NatWest Markets N.V. X3CZP3CK64YBHON1LE12

Date:31 August 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary